Mail Stop 4561

February 9, 2006

Mr. Brent Bales
Chief Financial Officer
The Frontier Fund
c/o Equinox Fund Management, LLC
1660 Lincoln St., Suite 100
Denver, CO 80264

     Re: **The Frontier Fund**
           Form 10-K for the year ended December 31, 2005
           Filed March 15, 2006
           File No. 000-51274

Dear Mr. Bales:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Josh Forgione
Assistant Chief Accountant